As filed with the Securities and Exchange Commission on June 16, 2026.

Registration Number 333-295210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

AMENDMENT NO. 3

TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
______________________

Tarsier Pharma Ltd.
(Exact Name of Registrant as Specified in its Charter)

______________________

State of Israel	2834	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10 HaMa’apilim St.
Zichron Yaacov, Israel 3093765
Tel: +972-4-639-8050

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

______________________

Puglisi & Associates
850 Library Ave., Suite 204
Newark, DE 19711
Tel: (302) 738-6680

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

______________________

with copies to:

Barry I. Grossman, Esq. Justin Grossman, Esq. Nahal A. Nellis, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300	Yael Shimon-Many, Adv. Benjamin Waltuch, Adv., Yuval Mor, Adv., Pearl Cohen Zedek Latzer Baratz, 121 Menachem Begin Rd., 53rd Floor Tel Aviv-Jaffa, Israel 6701203 +972-3-303-9000	Joseph M. Lucosky, Esq. Lawrence Metelitsa, Esq. Sebastian A. Bacon, Esq. Lucosky Brookman LLP 101 Wood Avenue South Woodbridge, New Jersey 08830 (732) 395-4400

______________________

Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 is being filed solely for the purpose of filing Exhibit 10.10 to this registration statement on Form F-1, or the Registration Statement, and to amend and restate the exhibit index set forth in Part II of the Registration Statement. No changes have been made to the Registration Statement other than this explanatory note as well as revised versions of the cover page and Part II of the Registration Statement. This Amendment No. 3 does not contain copies of the prospectus included in the Registration Statement, which remains unchanged from the Registration Statement filed on June 8, 2026, and consists only of the cover page, this explanatory note and Part II of the Registration Statement.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Indemnification

The Israeli Companies Law, 5759-1999 (the “Companies Law”), and the Israeli Securities Law, 5728-1968 (the “Securities Law”), provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•        a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

•        reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

•        reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court,: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

•        expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

•        to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

•        in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We will enter into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that the Company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company during the last three years, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act. No underwriters were involved in these issuances of these securities.

In 2024, the Company completed a financing round by issuing SAFEs in an aggregate amount of $2,200,000 to certain accredited investors. Of these 2024 SAFEs, $300,000 were issued SAFEs on the same terms as the 2022 SAFEs (the “2024 Parity SAFEs”), all of which were converted between January 22, 2026 and February 2, 2026 into an aggregate of 100,020 ordinary shares to holders of such 2024 Parity SAFEs, upon their maturity based on the Maturity Conversion Terms (which are identical to those included in the 2022 SAFEs). We refer to these as the “2024 Parity SAFEs.”

During November 2025 the investor of the remaining $1,900,000 of SAFEs issued in 2024 (the “2024 SAFEs”) opted to utilize the ‘Most Favored Nation’ clause included in the 2024 SAFEs, such that the 2024 SAFEs were amended and restated into the form of the November 2025 SAFE (see details below). We refer to these as the “Amended 2024 SAFEs.”

In 2025, the Company completed two financing rounds in May 2025 and November and December 2025 by issuing SAFEs in an aggregate amount of $2,100,000 to certain accredited investors (collectively, the “2025 SAFEs”).

In May 2025 the Company issued one SAFE in the amount of $100,000, which entitles its holder, in the case of an equity financing prior to its termination (or the termination of the November 2025 SAFEs referred to below), to conversion based on the price per share of the shares sold in the equity financing multiplied by 80%. We refer to this SAFE as the “May 2025 SAFE.” The sale of this SAFE also included, in the event of the occurrence of an equity financing, a warrant equal to one hundred percent (100%) of the holder’s SAFE purchase amount and exercisable at the conversion price of the May 2025 SAFE, and with a term of two years from such equity financing. We refer to this warrant as the “May 2025 SAFE Warrant.” The May 2025 SAFE Warrant is issued upon and subject to the occurrence of an “equity financing” and its term is calculated beginning from the occurrence of such equity financing and for two years thereafter. The term “equity financing” in this SAFE includes our initial public offering, which is the offering contemplated by this prospectus.

In November and December 2025, the Company issued SAFEs in the amount of $2,000,000 which entitled their holders, in the case of an equity financing prior to the termination of the 2025 SAFEs, to convert such holder’s 2025 SAFE based on the lower of: (1) the price per share of the shares sold in the equity financing multiplied by 75% or (ii) a price per share reflecting a Company’s pre money valuation of $115,000,000 on a fully diluted basis. We refer to these as the “November 2025 SAFEs.” Prior to the date of our audit report for the fiscal year ended December 31, 2024, which audit report was dated December 21, 2025 and included elsewhere in this prospectus, the amount of November 2025 SAFEs consisted of $1,850,000. Subsequent to December 21, 2025 being such date of our audit report for the fiscal year end 2024, an additional $150,000 in November 2025 SAFEs were subscribed for by an investor on December 22, 2025, and which we refer to as the “Subsequent December 2025 SAFEs” (and which are included in the aggregate principal amount of $2,000,000 of our November 2025 SAFEs referred to in this prospectus).

Additionally, the sale of the November 2025 SAFEs included, in the event of occurrence of an equity financing, a warrant for each such SAFE equal to two hundred percent (200%) of the holder’s SAFE purchase amount and exercisable at the conversion price of the November 2025 SAFEs, and with a term of three years from the date of such equity financing. We refer to these warrants as the “November 2025 SAFEs Warrants.” Each of the November 2025 SAFEs Warrants is issued upon and subject to the occurrence of an “equity financing” (as defined in such SAFEs) and its term is calculated beginning from the occurrence of such equity financing and for three years thereafter. The term “equity financing” in these November 2025 SAFEs includes our initial public offering, which is the offering contemplated by this prospectus.

In connection with and upon the consummation of the Company’s initial public offering, the Company will issue an aggregate of 927,449 ordinary shares relating to the exercise of the Amended 2024 SAFEs, May 2025 SAFE and November 2025 SAFEs to the holders of such SAFEs.

As referenced above during the last three years, since January 2023, we have granted to our directors, officers, consultants and employees under our Global Share Incentive Plan (2018) (the “2018 Incentive Plan”) options exercisable for an aggregate of 2,865,550 of our ordinary shares, and these options have a weighted average exercise price of $1.45 per share, and the Company issued 8,900 ordinary shares upon exercise of options under its 2018 Incentive Plan.

The foregoing information gives effect to the contemplated share split of 1 to 10 referenced in the prospectus.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
4.2*	Form of Underwriter Warrant
4.3*	Form of 2022 SAFE Agreement
4.4*	Form of 2024 SAFE Agreement
4.5*	Form of May 2025 SAFE Agreement
4.6*	Form of November 2025 SAFE Agreement
4.7*	Form of May 2025 SAFE Warrant
4.8*	Form of November 2025 SAFE Warrant
5.1*	Opinion of Pearl Cohen Zedek Latzer Baratz regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Ellenoff Grossman and Schole LLP
10.1*#	Tarsier Pharma Global Share Incentive Plan (2018) and Amendment No.1 thereto
10.2*#	Tarsier Pharma Global Share Incentive Plan (2026)
10.3*#	Employment Agreement between the Registrant and Daphne Haim-Langford, Ph.D.
10.4*#	Employment Agreement between the Registrant and Zohar Milman, M.Sc.
10.5*#	Amended and Restated Consulting Agreement, dated June 1, 2026, between the Registrant and Ron Neumann, M.D.
10.6*#	Services Agreement, dated January 1, 2026, between the Registrant and Natig for services of Arie Ganot
10.7*	Offer Letter between the Registrant and Sascha Bucher

Exhibit No.	Description of document
10.8*	Offer Letter between the Registrant and Susan Benton
10.9*	Board Member Agreement between the Registrant and Richard Eiswirth
10.10**+	License Agreement, entered into on January 27, 2016
10.11*	Declaration of Receipt of Loan
10.12*#	Form of Indemnification Agreement between the Registrant and its directors and executive officers
14.1*	Code of Business Conduct and Ethics of the Registrant
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Somekh Chaikin, a Member Firm of KPMG International
23.2*	Consent of Pearl Cohen Zedek Latzer Baratz (included in Exhibit 5.1)
23.3*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.2)
24.1*	Power of Attorney (included on the signature page of this Registration Statement)
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
99.4*	Insider Trading Policy of the Registrant
99.5*	Clawback Policy of the Registrant
99.6*	Consent of Richard Eiswirth as director nominee
107*	Filing Fee Table

____________

*        Previously filed.

**      Filed herewith.

+        Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

#        Indicates a management contract or other compensatory plan or arrangement.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

•        To provide the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

•        For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•        For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Zichron Yaacov, Israel, on June 16, 2026.

Tarsier Pharma Ltd.
By:	/s/ Daphne Haim-Langford
Name:	Daphne Haim-Langford
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date
/s/ Daphne Haim-Langford	Chief Executive Officer and Director	June 16, 2026
Daphne Haim-Langford	(Principal Executive Officer)
/s/ Arie Ganot	Chief Financial Officer	June 16, 2026
Arie Ganot	(Principal Financial and Accounting Officer)
*	Director	June 16, 2026
Susan Benton
*	Director	June 16, 2026
Sascha Bucher
*	Director	June 16, 2026
Atul Raut
*By:	/s/ Daphne Haim-Langford	June 16, 2026
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of Tarsier Pharma Ltd. has signed this registration statement on June 16, 2026.

Puglisi & Associates
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director